PMI VENTURES LTD.
Suite 511 – 475 Howe Street
Vancouver, BC V6C 2B3
Phone: (604) 681-8069 Fax: (604) 682-8094

News Release #04-10	TSX Venture: PMV
June 11, 2004	Issued & Outstanding: 23,475,396
Fully Diluted: 32,800,221

BROKERED PRIVATE PLACEMENT WILL NOT COMPLETE

PMI Ventures Ltd. (the "Company") [TSX Venture: PMV], announces that the best-efforts brokered private placement (the "Offering") of 2,727,273 Units at a price of $0.55 per Unit to raise gross proceeds of $1,500,000, announced in the Company's April 8, 2004 news release, will not complete due to market conditions.

The Company, which has sufficient funds on hand to continue with its corporate and field operations, will consider other fund-raising opportunities as they arise.

On behalf of the Board,

"Douglas R. MacQuarrie"

Douglas R. MacQuarrie
President

For more information please contact:

Douglas R. MacQuarrie, President or          Warwick G. Smith & Larry Myles, Shareholder Communications
Telephone: (604) 682-8089          Toll-Free: (888) 682-8089           Facsimile: (604) 682-8094

Or visit the PMI Ventures Ltd. website at www.pmiventures.com and Goknet Mining Company website at www.goknet.net

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

This news release contains forward-looking statements which involve known and unknown risks, delays and uncertainties not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward-looking statements.